Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Koch Invests in Next-Generation IoT Solutions

The global market for the Internet of Things (IoT) is projected to grow to nearly $1 trillion by 2025. To enable this growth, the global enablement of 5G wireless technology is necessary. 5G enables better, faster connections for connected devices – from phones to speakers to wearables and more.

Koch Strategic Platforms (KSP) and other top investors, including funds and accounts managed by BlackRock, have led an investment of $225 million into KORE, which recently reached an agreement to go public through a special purpose acquisition company (SPAC) backed by Cerberus Capital Management. KORE helps manage more than 12 million connected devices across industries, and it is increasingly focused on key industry sectors that represent over 80 percent of the market for connected IoT devices.

“As the 5G revolution accelerates globally, we are well-positioned to be a critical enabler in helping enterprises transform their businesses with the power of IoT solutions,” said KORE President and CEO Romil Bahl, in announcing the deal, which is expected to close in the third quarter of 2021.

KSP is a subsidiary of Koch Industries and part of Koch Investments Group. The investment is the latest move reflecting KSP’s focus on computing and connectivity as one of its four main investing areas, which also include energy transformation, industrial automation, and healthcare.

KSP Managing Director Adam DeWolf, who leads the computing and connectivity effort, said that his team began with an exploration of 5G for a simple reason: “It’s a paradigm shift in wireless technology.”

Adam and KSP envision KORE’s services streamlining Koch’s growing network of connected industrial devices across 5G, while enabling KORE to scale its technology across a variety of applications around the world. Koch works as a laboratory of ideas through investments, research, and development, experimenting with applications of new technology, like enhanced 5G connectivity.

“Not only can 5G technology increase the number and speed of devices connected to networks, but it also shifts the paradigm so that wireless technology can be more easily used by enterprises to solve their own use cases,” Adam explained.

According to a recent global survey commissioned by Koch company Molex, which manufactures a wide range of electronic connectors, more than half of decision makers from telecom carriers surveyed said they expect 5G to deliver substantial end-user benefits within two to five years. Forty-seven percent said they are already seeing benefits or will do so within the year.

“Our investment in KORE is more than just capital; it’s the diversified capabilities of Koch companies that make this a great partnership,” Adam said. “We will be able to test and benefit from their offerings in real time across a variety of applications around the world.”

These applications could include connected sensors that monitor for emissions and operations efficiencies, such as those in place at Koch company Flint Hills Resources and developed by Molex, or consumer-facing products, such as Georgia-Pacific Professional’s KOLO™ Smart Monitoring System which helps public facilities manage, monitor, and measure cleanliness and supply levels.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Participants in the Solicitation

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.